Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis continues strong momentum with double-digit sales growth, robust margin expansion and multiple approvals in Q1

Ad hoc announcement pursuant to Art. 53 LR

•	Net sales grew +15% (cc1, +12% USD) with core operating income[1] up +27% (cc, +23% USD)
o	Sales growth driven by continued strong performance from Entresto (+22% cc), Kisqali (+56% cc), Kesimpta (+43% cc), Cosentyx (+18% cc), Leqvio (+72% cc) and Scemblix (+76% cc)
o	Core operating income margin[1] reached 42.1%, +400 basis points (cc), mainly driven by higher net sales
•	Operating income grew +44% (cc, +38% USD); net income up +37% (cc, +34% USD)
•	Core EPS[1] grew +31% (cc, +27% USD) to USD 2.28
•	Free cash flow[1] of USD 3.4 billion (+66% USD) driven by higher net cash flows from operating activities
•	Selected innovation milestones:
o	Pluvicto FDA approval for pre-taxane mCRPC
o	Vanrafia (atrasentan) FDA accelerated approval for IgA nephropathy
o	Fabhalta (iptacopan) FDA, EC and China NMPA approvals for C3G
o	Remibrutinib global submissions for CSU, with priority review voucher in US
o	OAV101 IT Phase III STEER study positive readout in SMA
•	Full-year 2025 guidance[2] raised: Sales expected to grow high single digit, core operating income expected to grow low double-digit

Basel, April 29, 2025 – Commenting on Q1 2025 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis has had a strong start to the year, delivering a +15% cc increase in sales and a +27% cc rise in core operating income in Q1. Our priority brands, including Kisqali, Kesimpta and Leqvio, continue to show strong momentum, which we anticipate will drive our growth through 2030 and beyond. We also achieved significant innovation milestones in the quarter, with new approvals for Pluvicto in the pre-taxane setting, Vanrafia for IgA nephropathy, and Fabhalta for C3G. Additionally, we completed global submissions for remibrutinib in CSU, the first indication for this promising pipeline-in-a-pill. We remain focused on advancing our leading pipeline and confident in achieving our growth outlook.”

Key figures
	Q1 2025	Q1 2024	% change
	USD m	USD m	USD	cc
Net sales to third parties	13 233	11 829	12	15
Operating income	4 663	3 373	38	44
Net income	3 609	2 688	34	37
EPS (USD)	1.83	1.31	40	42
Free cash flow	3 391	2 038	66
Core operating income	5 575	4 537	23	27
Core net income	4 482	3 681	22	26
Core EPS (USD)	2.28	1.80	27	31

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 31 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 5.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Net sales were USD 13.2 billion (+12%, +15% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a positive impact of 2 percentage points, benefiting from revenue deduction adjustments mainly in the US.

Operating income was USD 4.7 billion (+38%, +44% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches.

Net income was USD 3.6 billion (+34%, +37% cc), mainly driven by higher operating income, partly offset by higher income taxes. EPS was USD 1.83 (+40%, +42% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 5.6 billion (+23%, +27% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches, and R&D investments. Core operating income margin was 42.1% of net sales, increasing 3.7 percentage points (4.0 percentage points cc).

Core net income was USD 4.5 billion (+22%, +26% cc), mainly due to higher core operating income. Core EPS was USD 2.28 (+27%, +31% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 3.4 billion (+66% USD), compared with USD 2.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities.

Q1 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q1 growth) including:

Entresto	(USD 2 261 million, +22% cc) sustained robust, demand-led growth globally, including in China and Japan with increased penetration in hypertension
Kisqali	(USD 956 million, +56% cc) sales grew strongly across all regions, including +87% growth in the US with strong momentum from the recently launched early

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breast cancer indication as well as continued share gains in metastatic breast cancer
Kesimpta	(USD 899 million, +43% cc) sales grew across all regions driven by increased demand and strong access
Cosentyx	(USD 1 534 million, +18% cc) sales grew mainly in the US, emerging growth markets and Europe, driven by recent launches as well as volume growth in core indications
Leqvio	(USD 257 million, +72% cc) continued steady growth, with a focus on increasing account and patient adoption, and continuing medical education
Scemblix	(USD 238 million, +76% cc) sales grew across all regions, demonstrating the continued high unmet need in CML and strong momentum from the recently launched early-line indication in the US
Fabhalta	(USD 81 million) sales grew driven by continued launch execution across all markets in PNH as well as the recent launch in IgAN in the US
Pluvicto
(USD 371 million, +21% cc) continued stable performance in the US and grew in Europe in the mCRPC post-taxane setting. With the FDA’s approval for earlier use before chemotherapy, which approximately triples the eligible patient population, the focus is on driving demand in established RLT sites while activating new sites and supporting referring providers to enable patient access

Zolgensma	(USD 327 million, +13% cc) sales grew as it continues to demonstrate strong performance in the incident population
Lutathera	(USD 193 million, +15% cc) sales grew mainly in the US, Europe and Japan due to increased demand and earlier line adoption particularly in the US and Japan

Net sales of the top 20 brands in the first quarter

	Q1 2025	% change
	USD m	USD	cc
Entresto	2 261	20	22
Cosentyx	1 534	16	18
Kisqali	956	52	56
Kesimpta	899	41	43
Tafinlar + Mekinist	552	16	19
Promacta/Revolade	546	5	8
Jakavi	492	3	7
Xolair	456	14	19
Ilaris	419	18	20
Tasigna	377	-5	-2
Pluvicto	371	20	21
Zolgensma	327	11	13
Sandostatin Group	317	-11	-9
Leqvio	257	70	72
Scemblix	238	75	76
Lutathera	193	14	15
Lucentis	189	-40	-38

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Exforge Group	179	-7	-1
Diovan Group	150	7	12
Galvus Group	124	-17	-11
Top 20 brands total	10 837	17	19

R&D update - key developments from the first quarter

New approvals
Pluvicto (lutetium Lu177 vipivotide tetraxetan)
FDA expanded the indication for Pluvicto to include patients with PSMA-positive metastatic castration-resistant prostate cancer (mCRPC) who have been treated with an androgen receptor pathway inhibitor and are considered appropriate to delay chemotherapy, approximately tripling the eligible patient population.

Vanrafia (atrasentan)
FDA granted an accelerated approval for Vanrafia for the reduction of proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression. Vanrafia can be seamlessly added to supportive care in IgAN and used as a foundational therapy.

Fabhalta (iptacopan)
Fabhalta was approved by the US FDA, European Commission and China’s NMPA for adult patients with C3 glomerulopathy (C3G), making it the first and only treatment approved for this condition in all three markets.

Regulatory updates
Remibrutinib
Regulatory submissions for remibrutinib for the treatment of chronic spontaneous urticaria (CSU) were completed in the US, EU and China. A priority review voucher was used in the US and approval is anticipated in H2 2025, and priority review was granted in China.

Scemblix (asciminib)	Regulatory submission for Scemblix in adults with newly diagnosed CML was completed in the EU based on 96-week data from the Phase III ASC4FIRST study.

Results from ongoing trials and other highlights
OAV101 IT (onasemnogene abeparvovec)
Novartis announced positive safety and efficacy results from the Phase III program for investigational intrathecal OAV101 IT in a broad population of patients aged two to <18 years with spinal muscular atrophy (SMA). In the Phase III STEER study, treatment with OAV101 IT led to a statistically significant and clinically meaningful 2.39-point improvement on the Hammersmith Functional Motor Scale Expanded vs. 0.51 points in the sham control arm. In addition, in the Phase IIIb STRENGTH study, treatment with OAV101 IT in patients who have discontinued treatment with nusinersen or risdiplam demonstrated stabilization of motor function over 52 weeks of follow-up. OAV101 IT demonstrated a favorable safety profile, consistent in both treatment-naïve and treatment-experienced patients. Data were presented at MDA.

Remibrutinib
The New England Journal of Medicine published data from the 24-week double-blind placebo-controlled period of the Phase III REMIX-1 and -2 studies. Remibrutinib showed early symptom improvement and sustained efficacy, with improvements in CSU symptoms compared to placebo observed as early as week 1 and response rate maintained through the double-blind treatment period. Remibrutinib was well tolerated, with overall adverse event rates comparable to placebo.

Multiple analyses of the REMIX-1 and -2 trials were presented at medical congresses in Q1. At AAAAI, long-term results showed that patients experienced improved urticaria control within two weeks of starting treatment. Patients who switched from placebo to remibrutinib at week 24 achieved similar improvements through week 52. At AAD, data was presented showing that treatment with remibrutinib had positive effects on sleep and daily activities for CSU patients.

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Ianalumab
The results of Phase II VAYHIT3 study in adult patients with advanced primary ITP, previously treated with at least a corticosteroid and a thrombopoietin receptor agonist, indicate that a short course of ianalumab has clinically meaningful efficacy and is well tolerated in these patients. These results will be presented at a future medical meeting and are expected to support a filing in second-line ITP, based on the Phase III VAYHIT2 study, expected to read out in H2 2025.

Selected transactions
Novartis has completed the acquisition of Anthos Therapeutics, a clinical-stage biopharmaceutical company developing abelacimab, a potential first-in-class monoclonal antibody targeting the FXI inhibition pathway in development for the prevention of stroke and systemic embolism in patients with atrial fibrillation. The acquisition adds a Phase III asset and is aligned with the Novartis growth strategy and expertise in the cardiovascular therapeutic area.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

In Q1 2025, Novartis repurchased a total of 24.8 million shares for USD 2.6 billion on the SIX Swiss Exchange second trading line under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 2.7 billion still to be executed). In addition, 1.5 million shares (equity value of USD 0.2 billion) were repurchased from employees. In the same period, 10.5 million shares (equity value of USD 0.3 billion) were delivered to employees related to equity-based compensation plans. Novartis aims to offset the dilutive impact from equity-based compensation plans of employees over the remainder of the year. Consequently, the total number of shares outstanding decreased by 15.8 million versus December 31, 2024. These treasury share transactions resulted in an equity decrease of USD 2.5 billion and a net cash outflow of USD 2.7 billion.

Net debt increased to USD 22.3 billion at March 31, 2025, compared with USD 16.1 billion at December 31, 2024. The increase was mainly due to the free cash flow of USD 3.4 billion being more than offset by the USD 5.3 billion annual net dividend payment in March (which is the gross dividend of USD 7.8 billion reduced by the USD 2.5 billion Swiss withholding tax that was paid in April 2025, according to its due date), cash outflows for treasury share transactions of USD 2.7 billion and cash outflows for purchases of intangible assets of USD 1.2 billion.

As of Q1 2025, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

2025 outlook
Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow high single-digit
Core operating income	Expected to grow low double-digit

Key assumptions:
•	We assume Tasigna, Promacta and Entresto US generic entry mid-2025 for forecasting purposes

Foreign exchange impact

If late-April exchange rates prevail for the remainder of 2025, the foreign exchange impact for the year would be 0 percentage points on net sales and negative 2 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1
	Q1 2025	Q1 2024	% change
	USD m	USD m	USD	cc
Net sales to third parties	13 233	11 829	12	15
Operating income	4 663	3 373	38	44
As a % of sales	35.2	28.5
Net income	3 609	2 688	34	37
EPS (USD)	1.83	1.31	40	42
Net cash flows from operating activities	3 645	2 265	61
Non-IFRS measures
Free cash flow	3 391	2 038	66
Core operating income	5 575	4 537	23	27
As a % of sales	42.1	38.4
Core net income	4 482	3 681	22	26
Core EPS (USD)	2.28	1.80	27	31

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 31 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/f5843473-7c9e-4c13-b263-db739fdcf6d6/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “deliver,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and

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socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
July 17, 2025	Second quarter & half year 2025 results
October 28, 2025	Third quarter & nine months 2025 results
November 19-20, 2025	Meet Novartis Management 2025 (London, UK)

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

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